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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert E. Robotti 212-986-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1

OATH OR AFFIRMATION

I, Robert E. Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti & Company LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel DePalma
Notary Public, State of New York
No. 01DE5024985
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires March 21, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Robotti & Company, LLC

We have audited the accompanying statement of financial condition of Robotti & Company, LLC (a limited liability company) (the "Company") as of December 31, 2006, and the related statements of operations and changes in member's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robotti & Company, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 17, 2007

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	40,659
Receivable from clearing broker-dealer		224,853
Securities owned, at fair market value		1,037,941
Prepaid expenses		19,509
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $196,273		65,565
Secured note receivable - Robotti & Company, Incorporated		100,000
TOTAL ASSETS	$	1,488,527

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	46,177
Accrued salaries and commissions		262,311
Due to parent		199,903
Subordinated note payable		100,000
Total liabilities		608,391
Commitments (Notes 4 and 8)		
Member's equity		880,136
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,488,527

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 2,538,929
Trading income	324,477
Interest and dividends	5,678
Fee income	290,816
Other income	3,536
Total revenues	3,163,436
Expenses:	
Salaries and benefits	1,315,119
Clearance charges	350,587
Commissions	868,907
Travel and entertainment	68,990
Exchange and quote	150,961
Rent and utilities	161,907
Analyst meetings	12,225
Insurance	219,361
Regulatory	51,695
Depreciation and amortization	26,848
Consulting services	33,300
Professional fees	25,712
Postage	8,982
Printing and reports	3,517
Dues and fees	12,359
Research and development	24,947
Telephone	43,828
Office expense	78,768
Total expenses	3,458,013
Loss before income tax benefit	(294,577)
Benefit from income taxes	(36,388)
Net loss	(258,189)
Member's equity - beginning	728,589
Conversion of related-party debt to equity	409,736
MEMBER'S EQUITY - ENDING	$ 880,136

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated notes payable at January 1, 2006	$	100,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
SUBORDINATED NOTES PAYABLE AT DECEMBER 31, 2006	$	100,000

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net loss	$ (258,189)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	26,848
Changes in assets and liabilities:	
Receivable from clearing broker-dealer	5,426
Securities owned, at fair market value	(187,220)
Prepaid expenses	(5,550)
Deferred tax liability	(10,318)
Prepaid taxes	13,290
Accounts payable and accrued expenses	(18,786)
Accrued salaries and commissions	71,911
Securities sold, not yet purchased, at fair market value	(14,073)
Net cash used in operating activities	(376,661)
Cash used in investing activities:	
Acquisition of furniture and equipment	(13,652)
Cash flows from financing activities:	
Repayment of advances from affiliate	(280,516)
Advances from parent	710,597
Net cash provided by financing activities	430,081
Net increase in cash	39,768
Cash - beginning	891
CASH - ENDING	$ 40,659
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$ 5,666
Noncash financing activities:	
Conversion of related-party debt to equity	$ 409,736

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company was formed on July 1, 2003, as a single-member limited liability company. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

The Company operates under the provisions of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the customer accounts and maintains and preserves all related books and records.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Revenue Recognition

Commission revenues associated with transactions in securities are recorded on a trade-date basis.

Concentration of Credit Risk

Concentration of credit risk arises from balances that from time to time may exceed the Federal Deposit insurance limit of $100,000.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal and state income tax purposes to the extent permitted by law. Therefore, the Company makes no provision for Federal income taxes. The Company files income tax returns on a consolidated basis with its Parent (an S corporation). The City of New York does not recognize S corporation status; therefore, a provision (benefit) has been made for the Company's share of the consolidated provision (benefit) for the City of New York corporate tax.

NOTE 2. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2006, consist of the following:

Furniture and equipment	$ 244,697
Leasehold improvements	17,141
	261,838
Less: accumulated depreciation	(196,273)
Net furniture, equipment and leasehold improvements	$ 65,565

Depreciation and amortization expense for the year ended December 31, 2006, amounted to $26,848.

NOTE 3. INVESTMENTS IN SECURITIES

At December 31, 2006, marketable securities owned consist of trading and investment securities at market values, as follows:

Equities	$ 1,019,851
Rights and warrants	18,090
	$ 1,037,941

NOTE 4. LEASE COMMITMENTS

The Company leases office space under an agreement expiring on January 31, 2009. Rent expense for the year ended December 31, 2006 was $177,528. Future minimum annual rental commitments under the lease are as follows:

Year ending December 31:	
2007	$ 203,693
2008	209,804
2009	17,484
	$ 430,981

NOTE 5. RELATED-PARTY TRANSACTIONS

Insurance Services

Insurance brokerage services are provided by a company that is owned by a member of an officer's family. Total insurance premiums paid to that related party totaled $14,155 for the year ended December 31, 2006.

Commission Income

For the year ended December 31, 2006, the Company earned commission income totaling approximately $462,000 from four entities related to the Company by common ownership and/or management.

Advances

Advances to or from Robotti & Company Advisors, LLC ("affiliate"), or the Parent are non-interest bearing and have no specified repayment dates. Advances can be in the form of actual cash advances between these entities or the payment of expenses by the Company on behalf of the affiliate or the Parent.

During May 2006, amounts owed by the Company to the Parent aggregating $409,736 were forgiven and converted to equity.

NOTE 6. SUBORDINATED NOTE PAYABLE

The Company's subordinated note payable to the Parent in the amount of $100,000 is non-interest bearing and was due on December 31, 2006, but was extended for another 4 years until December 31, 2010. The note continues to be non-interest bearing. It is subordinated to the claims of the Company's general creditors. This subordinated borrowing, is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Note 7). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the note cannot be repaid.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company was in compliance with these requirements. At December 31, 2006, the Company had net capital of $645,112, which exceeds the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.82 to 1 as of December 31, 2006.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and by requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 9. EMPLOYEE BENEFIT PLAN

The Company has adopted a savings incentive match plan for employees (simple plan). Under the plan's nonelective contribution option, the Company's contribution for the year ended December 31, 2006, totaled $48,705, representing 2% of qualified wages of all employees earning at least $5,000 up to a maximum of $220,000 during the year.

ADDITIONAL INFORMATION

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:		
Capital and allowable subordinated liabilities:		
Member's equity	$	880,136
Subordinated liabilities allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		980,136
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net		65,565
Securities not readily marketable		41,727
Prepaid expenses		19,509
Total non-allowable assets		126,801
Net capital before haircuts on securities positions		853,335
Haircuts on securities positions:		
Debt securities		175
Other securities		177,362
Undue concentration		30,686
Total haircuts on securities positions		208,223
Net capital	$	645,112
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	46,177
Accrued salaries and commissions		262,311
Due to parent		199,903
Total aggregate indebtedness	$	508,391
Computation of basic net capital requirement:		
Minimum net capital requirement of 6 2/3% of aggregate indebtedness	$	33,893
Minimum net capital required	$	100,000
Excess net capital	$	545,112
Excess net capital at 1000%	$	594,273
Ratio: aggregate indebtedness to net capital		.82 to 1
Reconciliation with the Company's computation (included in Part II of Form x-17A-5 as of December 31, 2006)(a):		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	645,112
Net effect of audit adjustments		-
NET CAPITAL, AS ADJUSTED	$	645,112

(a) No material differences existed between the above computation and the Company's computation included in it's unaudited December 31, 2006, FOCUS report.

See independent auditors' report.



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
Robotti & Company, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Robotti & Company, LLC (a limited liability company) (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com



Citrin Cooperman & Company, LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned funtions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entitiy's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more then inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 17, 2007

END